September 23, 2013

VIA COURIER AND EDGAR

Re:                             Walter Energy, Inc.
Registration Statement on Form S-4
Filed August 22, 2013
File No. 333-190779

Form 10-Q for the Fiscal Quarter Ended

June 30, 2013

Filed August 7, 2013

File No. 001-13711

Ms. Pamela Howell
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010

Washington, D.C. 20549

Dear Ms. Howell:

We are writing in response to the comments set forth in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 11, 2013 (the “Comment Letter”) relating to the Registration Statement on Form S-4 of Walter Energy, Inc. (the “Company”), as filed by the Company on August 22, 2013 and the Form 10-Q for the Fiscal Quarter ended June 30, 2013, as filed by the Company on August 7, 2013. For your convenience, we have reproduced each of the Staff’s comments in this letter, using italicized text, and indicated our response to it directly below each comment.  Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Form S-4.

Form S-4

General

1.                                      Please resolve the comments below on your Form 10-Q for the period ended June 30, 2013 prior to requesting acceleration.

Response:  We will resolve each of the Staff’s comments below on our Form 10-Q for the period ended June 30, 2013 prior to requesting acceleration.

Form 10-Q for the Fiscal Quarter ended June 30, 2013

Financial Statements

Note 1—Basis of Presentation, page 6

2.                                      We note you began to classify certain indirect administrative costs as costs of sales as opposed to selling, general and administrative costs during the first quarter of 2013. Please address the following points.

•                  Tell us the nature and amount of selling, general and administrative costs that were re-allocated to cost of sales (and to inventory, if applicable) during the interim periods ended March 31, 2013 and June 30, 2013.

Response:  The reclassified costs include salary, payroll taxes and benefits, other employee related costs and miscellaneous other administrative costs that are attributable to subsidiary level administrative functions that directly benefit production.  Examples of these functions include subsidiary level operational management, legal and technology support, all of which we consider to be indirect overhead that should be allocated to production costs.  The change in classification resulted in a reduction of $6.7 million and $3.9 million in selling, general and administrative expenses and an increase in costs of sales of $4.1 million and $4.0 million for the three months ended June 30, 2013 and March 31, 2013, respectively. The impact of the reclassification of these costs was to increase inventory by $3.1 million as of June 30, 2013 and $445.9 thousand as of March 31, 2013.

•                  Provide the amount of selling, general and administrative costs that would have been reclassified to cost of sales (or to inventory, if applicable) for each of fiscal years 2010, 2011, and 2012 if you had applied the reclassification on a retrospective basis.

Response: If the reclassification of these costs had been retrospectively applied, selling, general and administrative expenses for each of the fiscal years 2012, 2011 and 2010 would have been decreased by $17.2 million, $20.3 million and $20.3 million, respectively, and cost of sales would have increased by $17.7 million, $21.0 million and $18.7 million, respectively.  Further, if the reclassification of these costs had been retrospectively applied, inventory for each of the fiscal years ended December 31, 2012, 2011, and 2010 would have increased by $490.8 thousand, $944.6 thousand, and $1.6 million, respectively.

•                  Provide a detailed explanation of the basis for the change in classifying the indirect costs as cost of sales (or inventory, if applicable) and cite the supporting accounting literature for these reclassifications.

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Response:  In the first quarter of 2013, it came to our attention that nearly all subsidiary level administrative costs were being recorded as selling, general and administrative costs.  After review, we determined that many of these costs should have been recorded as inventory overhead costs since they directly relate to production decisions and support services provided to the individual mine or operation in which the personnel are assigned.  Our conclusion is based on FASB ASC 330-10-30-8, which states that “… under most circumstances, general and administrative expenses shall be included as period charges, except the portion of such expenses that may be clearly related to production and thus constitute a part of inventory costs (product charges).  Selling expenses constitute no part of inventory cost.  The exclusion of all overheads from inventory costs does not constitute an accepted accounting procedure.”

•                  Explain to us why this change in accounting treatment of indirect administrative costs as cost of sales (or inventory, if applicable) is not considered a change in accounting principle which requires retrospective application of the new accounting principle to all prior periods.  Explain also why a preferability letter from Ernst and Young LLP supporting the change was not provided. Refer to FASB ASC 250-10-45-5 and Rule 10-01(b)(6) of Regulation S-X.

Response:  The change was, at least in part, driven by the Company’s changes to the organizational structure, which occurred in 2011.  We considered whether the reclassification of these costs is a voluntary accounting change or an error correction and concluded that US GAAP does not provide acceptable alternatives to the requirement to capitalize indirect overhead costs that are directly related to production.  Accordingly, we have deemed the change to be an immaterial correction of an error, as we had incorrectly excluded indirect production related overhead costs from inventory that are required to be capitalized in accordance with FASB ASC 330-10-30-8 as mentioned previously. Therefore, we did not request a preferability letter from Ernst & Young LLP.  In considering the materiality of the classification error in our previously issued financial statements, we assessed materiality quantitatively and qualitatively, consistent with Staff Accounting Bulletin 108, for all periods presented. We note the impact of the error on the Consolidated Statements of Operations, had we retrospectively applied the reclassification, was less than 2.50% of costs of sales and also less than 0.30% of operating income in all periods.  We further note that our annual consolidated financial statements do not display a subtotal for gross margin.  From a qualitative standpoint, we do not believe that the users of our financial statements would draw different conclusions about the results of our historical operations whether we restate the prior periods or not.  However, to enable users to compute costs of sales, SG&A and gross margins on a consistent basis, we intend to disclose the retrospective effects for comparable periods shown in each of our respective SEC filings going forward until the periods ended on or before December 31, 2012 are no longer displayed in our periodic filings.  Based on these factors, we concluded that the retrospective effects of these classifications errors were not material to prior periods and therefore did not require restatement of prior periods.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 53

3.                                      We note the discussion of the July 23, 2013 amendments to your 2011 Credit Agreement modifying and suspending certain covenants and adding additional ones. In future filings, please disclose material covenants in narrative and quantitative terms and address, in quantitative terms, the degree to which you complied with the covenant over, or at the end of, the applicable period.  Please also consider showing the specific computations used to arrive at the actual

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metrics with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of SEC Interpretative Release No. 33-8350 (Dec. 19, 2003). Please provide us with proposed draft disclosure for inclusion in future filings.

Response:  For future filings we will disclose the material covenants in narrative and quantitative terms and will address the degree to which we complied with the covenants.  Please see Exhibit 1 for the proposed draft disclosure below that will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings with the SEC.

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Please do not hesitate to call myself (at 205-745-2674) or our outside counsel, Peter Gordon (at 212-455-2605) or Ellen Smiley (at 212-455-2042), each of Simpson Thacher & Bartlett LLP with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

Very truly yours,

Robert P. Kerley
Chief Accounting Officer

cc:                                Securities and Exchange Commission

John Reynolds, Esq.

Joanna Lam,

Tia Jenkins,

Jay Williamson, Esq.

Walter Energy, Inc.

Walter Scheller, Chief Executive Officer

Bill Harvey, Chief Financial Officer

Earl Doppelt, Senior Vice President, General Counsel and Secretary

Simpson Thacher & Bartlett LLP

Peter Gordon, Esq.

Ellen Smiley, Esq.

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EXHIBIT 1

Analysis of Material Covenants

We believe we were in compliance with all covenants under the amended 2011 Credit Agreement and the indentures governing our notes as of September 30, 2013. A breach of the covenants in the amended 2011 Credit Agreement or the indentures governing our notes; including the financial covenants under the amended 2011 Credit Agreement that measure ratios based on Consolidated EBITDA, minimum liquidity covenants, limits to capital spending, or other restricted cash outflows; could result in a default under the amended 2011 Credit Agreement or the indentures governing our notes and the respective lenders and note holders could elect to declare all amounts borrowed due and payable upon such default.  Any acceleration under either the amended 2011 Credit Agreement or one of the indentures governing our notes would also result in a default under the other indentures governing our notes.  Additionally, under the amended 2011 Credit Agreement and the indentures governing our notes, our ability to engage in activities such as incurring additional indebtedness and paying dividends is also tied to ratios based on Consolidated EBITDA.

Actual covenant levels and required levels set forth in our amended 2011 Credit Agreement are:

	Actual Covenant Levels for the Period Ended September 30, 2013	Required Covenant Levels
Minimum Liquidity Requirement (1)	$ xx	$225.0 million
Capital Expenditures Covenant (2)	$ xx	$175.0 million
Minimum Consolidated EBITDA Interest Coverage Ratio	xx	N/A	(3)
Maximum total senior secured debt less unrestricted cash to Consolidated EBITDA Ratio	xx	N/A	(4)

(1)                                 The Fifth Amendment to the 2011 Credit Agreement requires a minimum liquidity covenant of $225.0 million that applies at the end of each fiscal quarter through June 30, 2014 and at any time thereafter when the senior secured leverage ratio is greater than 5.50:1.00.

(2)                                 The Fifth Amendment to the 2011 Credit Agreement requires a capital expenditure covenant limiting capital expenditures to $175.0 million in 2013 and $200.0 million in 2014 with a potential that up to $20.0 million in unused 2013 capital spending may be carried forward and utilized in the succeeding fiscal year increasing the 2014 capital spending limit up to $220.0 million.

(3)                                 The Fifth Amendment to the 2011 Credit Agreement suspended the interest coverage ratio covenant until March 31, 2015. The required minimum interest coverage ratio covenant shall be the following for each period of four consecutive fiscal quarters then ended: March 31, 2015 — 1.25x; June 30, 2015 — 1.5x; September 30, 2015 — 2.0x; December 31, 2015 — 2.0x; and March 31, 2016 and each fiscal quarter ending thereafter — 2.5x.

(4)                                 The Fifth Amendment to the 2011 Credit Agreement suspended the senior secured leverage ratio covenant until June 30, 2014. The required maximum senior secured leverage ratio covenant shall be the following for each period of four consecutive fiscal quarters then ended: June 30, 2014 — 8.0x; September 30, 2014 — 7.5x; December 31,

2014 — 6.5x; March 31, 2015 — 5.5x; June 30, 2015 — 5.0x; September 30, 2015 — 4.5x; December 31, 2015 and each fiscal quarter ending thereafter — 3.75x.

EBITDA is defined as earnings before interest expense, interest income, income taxes, and depreciation and depletion expense.  Consolidated EBTIDA as defined under the amended 2011 Credit Agreement is EBITDA further adjusted to exclude certain non-cash items, non-recurring items, and other adjustments permitted in calculating covenant compliance under the Credit Agreement.  EBITDA and Consolidated EBITDA are financial measures which are not calculated in conformity with GAAP and should be considered supplemental to, and not as substitutes or superior to financial measures calculated in conformity with GAAP.  We believe that these non-GAAP measures provide additional insights into the performance of the Company and specifically are used as a basis for the debt covenants specified. They reflect how management analyzes Company performance and compares that performance against other companies.  In addition, we believe that EBITDA and Consolidated EBITDA are useful measures as some investors and analysts use EBITDA and Consolidated EBITDA to compare us against other companies and to help analyze our ability to satisfy principal and interest obligations and capital expenditure needs.  We believe that EBITDA and Consolidated EBITDA present a useful measure of our ability to incur and service debt based on ongoing operations.  EBITDA and Consolidated EBITDA may not be comparable to similarly titled measures used by other companies.

Certain items that may adjust Consolidated EBITDA in the compliance calculation are: (a) gains and losses on non-ordinary course asset sales, disposals or abandonments; (b) non-cash impairment charges; (c) gains and losses from equity method investments; (d) any long-term incentive plan accruals or any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees; (e) restructuring charges; (f) charges associated with litigation, arbitration or contract settlements; (g) actuarial gains related to pension and other post-employment benefits; (h) gains and losses associated with the change in fair value of derivative instruments; (i) currency translation gains and losses related to currency remeasurements; (j) after-tax gains or losses from discontinued operations; (k) franchise taxes; and (l) other non-cash expenses that do not represent an accrual or reserve for future cash expense.

The calculation of Consolidated EBITDA shown below is based on our results of operations in accordance with the Credit Agreement and therefore, is different from EBITDA and Adjusted EBITDA presented elsewhere in this Quarterly Report on Form 10-Q.

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Adjusted EBITDA(1)	$ xx	$ xx	$ xx	$ xx
Non-cash charges (2)	xx	xx	xx	xx
Other adjustments (2)	xx	xx	xx	xx
Consolidated EBITDA	$ xx	$ xx	$ xx	$ xx

(1)                                                    See EBITDA in this Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of Net Income (Loss) to Adjusted EBITDA.

(2)                                                    Calculated in accordance with the amended 2011 Credit Agreement.

Cash interest is calculated in accordance with the Credit Agreement and is equal to interest expense less interest income and non-cash interest expense plus pro forma interest expense. Cash interest for the twelve months ended September 30, 2013 is calculated as follows (in thousands):

Interest expense	$ xx
Less interest income	xx
Less non-cash interest expense	xx
Plus pro forma interest	xx
Net cash interest expense (1)	$ xx

(1)                                                    Calculated in accordance with the amended 2011 Credit Agreement.